Hypertension Diagnostics, Inc.
2915 Waters Road, Suite 108
Eagan, MN 55121-1562

March 31, 2003

VIA EDGAR
Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549

Re:	Hypertension Diagnostics, Inc. Registration Statement on Form S-3 (File No. 333-101245) (the “Registration Statement”)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Registration Statement be withdrawn and that an order of the Commission granting such withdrawal be issued for the Company’s file relating to the Registration Statement.

     The withdrawal of the Registration Statement is requested on the grounds that the Registration Statement has not yet been declared effective by the Commission and the Company is no longer eligible to use Form S-3 for the secondary offering described in the Registration Statement. None of the “Selling Holders” named in the Registration Statement has sold any securities in connection with the Registration Statement. Accordingly, the Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Very Truly Yours,

/s/ Greg H. Guettler

Greg H. Guettler President, Hypertension Diagnostics, Inc.